AB 3/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 28 2012
Washington, DC
120

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-12727~~ 8-68062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SpiderRock EXS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Blvd, Suite 1210
(No. and Street)

Chicago	**IL**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Iseli **312-256-9605**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12012140

KW 3/20

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Iseli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SpiderRock EXS, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

OFFICIAL SEAL
CAROLYN C. PROSTKA
Notary Public - State of Illinois
My Commission Expires Jul 24, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
SpiderRock EXS, LLC

We have audited the accompanying statement of financial condition of SpiderRock EXS, LLC (the Company) as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SpiderRock EXS, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2012

SpiderRock EXS, LLC

Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	865,101
Platform usage fees receivable		695,871
Deposit with clearing broker		10,000
Due from affiliates		85,595
Furniture, equipment and software, net		106,664
Other assets		60,528
Total assets	$	1,823,759
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	33,560
Due to affiliate		25,000
Total liabilities		58,560
Members' equity		1,765,199
Total liabilities and members' equity	$	1,823,759

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: SpiderRock EXS, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a provider for trading programs, software and connectivity for order entry. The Company changed its market maker registration to a floor broker status with the Chicago Board Options Exchange, Inc. on October 31, 2011. With the change in registration status, the Company also changed its clearing arrangement from MF Global Inc. to NewEdge USA LLC. The Company has no customers and does not provide any clearing or settlement services.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company was organized as a limited liability company on July 30, 2008. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement.

A summary of the Company's accounting policies are as follows:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Accounts receivable: Accounts receivable for platform usage fees are stated at the amounts billed to users of the trading platform and are reduced by management's best estimate of the amounts that will not be collected.

Furniture, equipment and software: Furniture, equipment and software are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of depreciable assets. Assets are tested for impairment whenever events or circumstances indicate the carrying value may be permanently impaired.

Revenue recognition: Platform usage fees are recorded on the accrual method.

Income taxes: The Company is a limited liability company and not subject to federal income tax. The members individually are responsible for their allocable portion of taxation of income or loss of the Company and, therefore, no provision for taxes is made in the accompanying financial statements.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no material uncertain income tax positions.

The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2008.

Recent accounting pronouncement: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

Note 2. Furniture, equipment and software

At December 31, 2011, the Company had furniture, equipment and software as follows:

Equipment	$	124,706
Software		38,825
Furniture		2,822
		166,353
Less: accumulated depreciation		(59,689)
	$	106,664

Note 3. Related-Party Transactions

SpiderRock Trading, LLC, an entity affiliated by common ownership, provides administrative services and pays certain direct operating expenses incurred by the Company under a Management Fee Agreement (the Agreement). During the year ended December 31, 2011, the Company incurred a management fee in accordance with the terms of the Agreement, of which $25,000 remains payable as of December 31, 2011.

The Company provides trading programs, software and connectivity to entities affiliated through common ownership. As of December 31, 2011, the Company has recorded due from affiliates of $85,595 from the affiliates' use of the programs, software and connectivity.

Note 4. Lease Commitments

The Company leases office space under noncancelable operating lease agreements. At December 31, 2011, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are as follows:

2012	$	80,963
2013		82,515
2014		84,067
2015		85,619
2016		87,171
Thereafter		88,464
	$	508,799

Note 5. Members' Equity

In accordance with the Operating Agreement of the Company, the Managing Member may admit new members into the organization from time to time, in its sole discretion. No member shall be entitled to a return of capital contributed, except upon unanimous consent of the members or the occurrence of other specific events, as defined in the Operating Agreement. All withdrawals are subject to and may be delayed on account of federal securities laws and the rules and regulations promulgated thereunder. Profits shall be allocated among members in accordance with their ownership percentages.

Note 6. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as its clearing broker against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 7. Concentrations of Credit Risk

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as defined, and a ratio of aggregate indebtedness to net capital, not to exceed 8 to 1, for the first 12 months after commencing business as a broker-dealer and 15 to 1 thereafter. At December 31, 2011, the Company had net capital of $948,586, which was $848,586 in excess of its required net capital of $100,000. At December 31, 2011, the Company's net capital ratio was 0.06 to 1. The minimum net capital requirements may effectively restrict the payment of distributions as they are subject to among other things, the minimum net capital requirements and certain notification requirements.